14041841

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 29 2014
REGISTRATIONS BRANCH
17

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40323

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Treece Financial Services Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6800 West Central Avenue, Unit G-1
(No. and Street)

Toledo	Ohio	43617-1112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dock D. Treece 419-843-7744
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mira + Kolena, Ltd.
(Name – *if individual, state last, first, middle name*)

4841 Monroe Street, Suite 350	Toledo	Ohio	43623
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 10/6/14

OATH OR AFFIRMATION

I, Dock D. Treece, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Treece Financial Services Corp., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC STATE OF OHIO
BENJAMIN C. TREECE
~~Notary Public~~
In and for
the State of Ohio
My Commission Expires
February 10, 2016

Signature
Dock D. Treece
President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Treece Financial Services Corp.

Financial Statements
and Supplemental Information

Year Ended December 31, 2013

Table of Contents

MIRA+KOLENA

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV/CFF

Certified Public Accountants & Consultants

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute of Certified Public Accountants

Ohio Society of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Treece Financial Services Corp.

We have audited the accompanying financial statements of Treece Financial Services Corp., which comprise the statement of financial condition as of December 31, 2013, and the related statements of income (loss), changes in shareholders' equity, and cash flows for the year then ended and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Treece Financial Services Corp. as of December 31, 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Other Regulatory Requirements

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information as listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mira + Kolena, Ltd.

Toledo, Ohio
January 24, 2014

Treece Financial Services Corp.

Statement of Financial Condition

December 31, 2013

Assets	
Current assets:	
Cash	$ 15,417
Investments	103,352
Notes and accounts receivable - affiliated entity	25,900
Commissions receivable	3,197
Deferred federal income taxes	1,000
Total current assets	148,866
Other assets - deferred federal income taxes	14,000
Total assets	$ 162,866
Liabilities and Shareholders' Equity	
Current liabilities:	
Commissions payable	$ 7,687
State taxes payable	150
Total current liabilities	7,837
Shareholders' equity:	
Common stock - no par value; 750 shares authorized, 100 shares issued and outstanding	10,000
Retained earnings	145,029
Total shareholders' equity	155,029
Total liabilities and shareholders' equity	$ 162,866

See accompanying notes to financial statements.

Treece Financial Services Corp.

Statement of Income (Loss)

Year Ended December 31, 2013

Revenues:	
Commissions	$ 188,403
Interest and dividends	3,325
Net realized and unrealized losses on investments	(9,678)
Other	80
	182,130
Expenses:	
Administrative fees	88,015
Commissions	62,296
Legal and professional fees	33,839
Management fees	30,000
Regulatory fees	4,081
Investment management fees	2,245
	220,476
Loss before income taxes	(38,346)
Credit for deferred federal income taxes	(5,700)
Net income (loss)	$ (32,646)

See accompanying notes to financial statements.

Treece Financial Services Corp.

Statement of Changes in Shareholders' Equity

Year Ended December 31, 2013

	Common Stock	Retained Earnings	Total Shareholders' Equity
Balance at December 31, 2012	$ 10,000	$ 177,675	$ 187,675
Net loss		(32,646)	(32,646)
Balance at December 31, 2013	$ 10,000	$ 145,029	$ 155,029

See accompanying notes to financial statements.

Treece Financial Services Corp.

Statement of Cash Flows

Year Ended December 31, 2013

Cash flows from operating activities:	
Net loss	$ (32,646)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:	
Net realized and unrealized losses on investments	9,678
Deferred federal income taxes	(5,700)
Proceeds from sale of investments	128,283
Purchase of investments	(126,212)
Changes in assets and liabilities:	
Federal income taxes refundable	2,000
Commissions receivable	(955)
Commissions payable	16,295
Net cash used in operating activities	(9,257)
Cash flows from investing activities:	
Proceeds from notes receivable	35,000
Advances under notes receivable	(35,000)
Net cash provided by investing activities	-
Decrease in cash	(9,257)
Cash at beginning of year	24,674
Cash at end of year	$ 15,417
Supplemental cash flow information:	
Cash received during the year for income taxes	$ 2,080
Non-cash financing and investing activities:	
Reduction in commissions payable through offset to notes receivable	$ 10,000

See accompanying notes to financial statements.

Treece Financial Services Corp.

Notes to Financial Statements

December 31, 2013

1. Summary of Significant Accounting Policies

Basis of Presentation

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") which does not hold customer securities. The Company clears all stock exchange transactions for customers on a fully disclosed basis with a clearing broker. The Company's customer base is located primarily in Ohio and Michigan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk and Revenue

Substantially all of the Company's revenues are primarily related to transactions involving mutual funds from one mutual fund company.

Investments

Investments are recorded at fair market value based on quoted market prices in the accompanying financial statements. Realized gains and losses on marketable securities are recorded on a specific identification basis. Unrealized gains and losses on marketable securities accounted for as trading investments are reflected in the statement of operations. For classification purposes in the accompanying financial statements, all money market funds are considered to be short-term investments.

Commission Revenue and Expense

Commission revenue and expense is recorded on a trade date basis. Certain fees received from mutual funds are recognized when received.

Income Taxes

The Company has evaluated the guidelines relating to uncertain tax positions and has concluded the Company has no significant financial statement exposure to uncertain tax positions at December 31, 2013. The Company's policy is to record any interest and penalties, as a component of income tax expense. The Company is subject to federal, state and local tax audits, but is no longer under subject to examination for any years prior to 2009. The Company did not have any income tax audits during the year ended December 31, 2013.

1. Summary of Significant Accounting Policies - continued

Fair Value Information

Accounting principles accepted in the United States establishes a framework for measuring fair value, requires expanded disclosure about the information used to measure fair value, and establishes a three-tier value hierarchy which prioritizes the inputs used in measuring fair value. The following is a list of the different levels in the fair value hierarchy based on the data and/or methods used to determine fair value:

- Level 1: Quoted market prices in active markets for identical assets or liabilities
- Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data for substantially the full terms of the asset or liability
- Level 3: Unobservable inputs that may be supported by little or no market activity and reflects management's assumptions that are significant to the measure of fair value

The Company has certain assets or liabilities that are required to be recorded at fair value on a recurring basis in accordance with accounting principles generally accepted in the United States of America. The asset's or liability's fair value measurement level is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for assets measured at fair value:

- Money market funds: Valued at the net asset value of the units held by the Company.

- Mutual funds: Valued at the closing price reported on the active market on which the individual securities are traded at year end.

The following table sets forth by level, within the fair value hierarchy, the Company's assets valued at fair value on a recurring basis as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Money market funds	$ 62,203	$ -	$ -	$ 62,203
Mutual funds	41,149	-	-	41,149
	$ 103,352	$ -	$ -	$ 103,352

Subsequent Events

The Company has evaluated subsequent events for potential recognition and disclosures in the December 31, 2013 financial statements through January 24, 2014, the date financial statements are available to be issued.

2. Investments

Investments at December 31, 2013 are as follows:

	Cost	Market Value	Unrealized Losses
Money market funds	$ 62,203	$ 62,203	$ -
Mutual funds	66,267	41,149	(25,118)
	$ 128,470	$ 103,352	$ (25,118)

Gross unrealized losses were $25,118 at December 31, 2013. There were no gross unrealized gains at December 31, 2013.

3. Income Taxes

The Company is a member of a brother-sister controlled group for federal income tax purposes. Deferred federal income taxes are recognized for differences between the basis of assets and liabilities for financial reporting and income tax purposes. Net deferred federal income tax assets at December 31, 2013 related to the following:

Net operating loss carryforwards	$ 10,214
Unrealized losses on investments	3,768
Accrued commissions	1,153
Accrued interest income	(135)
Deferred tax assets	$ 15,000

At December 31, 2013, the Company had net operating loss carryforwards of approximately $68,400, which expire through December 2033. A valuation allowance is recognized if it is anticipated that some or all of a deferred tax asset will not be realized. Any tax reserves for uncertain tax positions are recorded in accordance with Financial Accounting Standards Board Accounting Standards Codification 740, *Income Taxes*.

4. Related Parties

The Company makes advances to an entity affiliated through common ownership. These notes receivable amounted to $25,000 at December 31, 2013 including interest at 9% and are due in 2014. Interest income on these notes of $3,150 was recognized in 2013. Interest receivable under these notes was $900 at December 31, 2013. The Company has commissions payable to a shareholder of $7,687 at December 31, 2013. In 2013, notes receivable of $10,000 was offset against commissions payable.

The Company shares office personnel and its office facility with an entity affiliated through common ownership. An administrative charge is billed using an allocation of actual expenses shared for personnel, facility and office expenses. Administrative fees of $88,015 were incurred in 2013. In addition, the Company paid a management fee to a shareholder of $30,000 in 2013.

4. Related Parties - continued

The Company pays investment management fees to a company affiliated through common ownership which amounted to $2,245 for the year ended December 31, 2013.

5. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC, which requires the maintenance of minimum net capital of $5,000 at December 31, 2013 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $106,713 and an aggregate indebtedness ratio of .07 to 1.

SUPPLEMENTAL INFORMATION

Treece Financial Services Corp.

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission

Year Ended December 31, 2013

(See Independent Auditor's Report)

Net capital:	
Total shareholders' equity	$ 155,029
Deductions of nonallowable assets:	
Notes and accounts receivable	25,900
Deferred federal income taxes	15,000
Haircut on money market fund	1,244
Haircut on mutual funds	6,172
	48,316
Net capital	$ 106,713
Aggregate indebtedness	$ 7,837
Computation of basic net capital - minimum net capital required	$ 5,000
Excess net capital	$ 101,713
Ratio - aggregate indebtedness to net capital	0.07 to 1

Treece Financial Services Corp. net capital reported in Part II of Form X-17A-5 as of December 31, 2013 agrees to the net capital of $106,713 reported above.

Treece Financial Services Corp.

Computation For Determination of
Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

Year Ended December 31, 2013

(See Independent Auditor's Report)

Treece Financial Services Corp. claims exemption from Rule 15c3-3 pursuant to subparagraph (k)(2)(ii) because the Company does not carry customer accounts as the Company clears all transactions for customers on a fully disclosed basis with a clearing broker.

MIRA+KOLENA

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV/CFF

Certified Public Accountants & Consultants

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute
of Certified Public
Accountants

Ohio Society of
Certified Public
Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
Treece Financial Services Corp.

In planning and performing our audit of the financial statements of Treece Financial Services Corp. (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures that are appropriate in the circumstances for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13 and complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MIRA+KOLENA
Certified Public Accountants & Consultants

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

The report is intended solely for the information and use of the Board of Directors, management, the Securities Exchange Commission, FINRA, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mira & Kolena, Ltd.

Toledo, Ohio
January 24, 2014